UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EVOLV TECHNOLOGIES HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

30049H102
(CUSIP Number)

Peter Hebert Lux Capital Management, LLC 920 Broadway, 11th Floor New York, NY 10010 (646) 475-4385	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049H102

1.	Names of reporting persons Lux Venture Partners III, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	0%
14.	Type of reporting person (see instructions)	HC

CUSIP No. 30049H102

1.	Names of reporting persons Lux Ventures III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	0%
14.	Type of reporting person (see instructions)	PN

CUSIP No. 30049H102

1.	Names of reporting persons Lux Ventures III Special Founders Fund, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	0%
14.	Type of reporting person (see instructions)	PN

CUSIP No. 30049H102

1.	Names of reporting persons Lux Venture Partners Cayman III, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	0%
14.	Type of reporting person (see instructions)	HC

CUSIP No. 30049H102

1.	Names of reporting persons Lux Ventures Cayman III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	0%
14.	Type of reporting person (see instructions)	PN

CUSIP No. 30049H102

1.	Names of reporting persons Lux Co-Invest Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,446,158*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,446,158*

11.	Aggregate amount beneficially owned by each reporting person	1,446,158*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	1.0%*
14.	Type of reporting person (see instructions)	HC

*Lux Co-Invest Opportunities, L.P. (“LCIO”) directly owns 1,446,158 shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Evolv Technologies Holdings, Inc. (the “Issuer”), representing approximately 1.0% of the 151,134,622 shares of Common Stock outstanding as of November 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2023. Lux Co-Invest Partners, LLC (“LCIP”) is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. Peter Hebert and Joshua Wolfe are the individual managing members of LCIP and may be deemed to beneficially own the 1,446,158 shares of Common Stock owned directly by LCIO, or 1.0% of the shares of Common Stock deemed issued and outstanding as of the date of this report (the “Report Date”).

This report shall not be deemed an admission that LCIP is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIP disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 30049H102

1.	Names of reporting persons Lux Co-Invest Opportunities, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of	7. Sole voting power	0*
shares beneficially	8. Shared voting power	1,446,158*
owned by
each reporting	9. Sole dispositive power	0*
person with	10. Shared dispositive power	1,446,158*

11.	Aggregate amount beneficially owned by each reporting person	1,446,158*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	1.0%*
14.	Type of reporting person (see instructions)	PN

*LCIO directly owns 1,446,158 shares of Common Stock, representing approximately 1.0% of the 151,134,622 shares of Common Stock outstanding as of November 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2023. LCIP is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. Peter Hebert and Joshua Wolfe are the individual managing members of LCIP and may be deemed to beneficially own the 1,446,158 shares of the Common Stock owned directly by LCIO, or 1.0% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LCIO is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LCIO disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 30049H102

1.	Names of reporting persons Peter Hebert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of	7. Sole voting power	150,000*
shares beneficially	8. Shared voting power	1,446,158*
owned by
each reporting	9. Sole dispositive power	150,000*
person with	10. Shared dispositive power	1,446,158*

11.	Aggregate amount beneficially owned by each reporting person	1,596,158*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	1.1%*
14.	Type of reporting person (see instructions)	IN

*Peter Hebert may be deemed to beneficially own, in the aggregate, 1,596,158 shares of Common Stock, representing approximately 1.1% of the 151,134,622 shares of Common Stock outstanding as of November 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2023. The number of shares of Common Stock reported as beneficially owned by Mr. Hebert consists of 150,000 shares of Common Stock held directly by Mr. Hebert and 1,446,158 shares of Common Stock held by LCIO. LCIP is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. Mr. Hebert serves as one of two managing members of the LCIP and may be deemed to beneficially own the 1,446,158 shares of Common Stock held by LCIO as of the Report Date.

This report shall not be deemed an admission that Mr. Hebert is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 30049H102

1.	Names of reporting persons Joshua Wolfe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of	7. Sole voting power	76,787*
shares beneficially	8. Shared voting power	1,446,158*
owned by
each reporting	9. Sole dispositive power	76,787*
person with	10. Shared dispositive power	1,446,158*

11.	Aggregate amount beneficially owned by each reporting person	1,522,945*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11)	1.0%*
14.	Type of reporting person (see instructions)	IN

* Joshua Wolfe may be deemed to beneficially own, in the aggregate, 1,522,945 shares of Common Stock, representing approximately 1.0% of the 151,134,622 shares of Common Stock outstanding as of November 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2023. The number of shares of Common Stock reported as beneficially owned by Mr. Wolfe consists of 76,787 shares of Common Stock held directly by Mr. Wolfe and 1,446,158 shares of Common Stock held by LCIO. LCIP is the general partner of LCIO and exercises voting and dispositive power over the shares of Common Stock owned by LCIO. Mr. Wolfe serves as one of two managing members of LCIP and may be deemed to beneficially own the 1,446,158 shares of Common Stock held by LCIO as of the Report Date.

This report shall not be deemed an admission that Mr. Wolfe is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows :

On February 8, 2024, Lux Ventures III, L.P. (“LVIII”) and Lux Ventures Cayman III, L.P. (“LVCIII”) effected pro rata distributions of an aggregate of 2,847,423 shares of Common Stock to their partners. No additional consideration was paid by or to any person or entity in connection with such pro rata distributions.

As of the date of this report (the “Report Date”), for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of LVIII, LVCIII, Lux Venture Partners III, LLC, Lux Venture Partners Cayman III, LLC and Lux Ventures III Special Founders Fund, L.P. owns no shares of Common Stock; each of LCIO and LCIP may be deemed to beneficially own 1,446,158 shares of Common Stock, representing approximately 1.0% of the shares of Common Stock deemed issued and outstanding as of the Report Date; Mr. Hebert, as one of two managing members of LCIP, may be deemed to beneficially own, in the aggregate, 1,596,158 shares of Common Stock, consisting of 1,446,158 shares of Common Stock held by LCIO and 150,000 shares of Common Stock held directly by Mr. Hebert, representing approximately 1.1% of the shares of Common Stock deemed issued and outstanding as of the Report Date; and Mr. Wolfe, as one of two managing members of LCIP, may be deemed to beneficially own, in the aggregate, 1,522,945 shares of Common Stock, consisting of 1,446,158 shares of Common Stock held by LCIO and 76,787 shares of Common Stock held directly by Mr. Wolfe, representing approximately 1.0% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

The percentages of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith are calculated based upon 151,134,622 shares of Common Stock outstanding as of November 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2023.

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.

As a result of the transactions described herein, as of February 8, 2024, each of the Reporting Persons ceased to beneficially own more than 5.0% of the outstanding shares of Common Stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

LUX VENTURES III, L.P.

By:	LUX VENTURE PARTNERS III, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX VENTURE PARTNERS III, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX VENTURES III SPECIAL FOUNDERS FUND, L.P.

By:	LUX VENTURE PARTNERS III, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX VENTURE CAYMAN III, L.P.

By:	LUX VENTURE PARTNERS CAYMAN III, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX VENTURE PARTNERS CAYMAN III, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX CO-INVEST OPPORTUNITIES, L.P.

By:	LUX CO-INVEST PARTNERS, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

LUX CO-INVEST PARTNERS, LLC

By:	/s/ Peter Hebert
Peter Hebert
Managing Member

/s/ Peter Hebert
Peter Hebert

/s/ Joshua Wolfe
Joshua Wolfe